SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

For the transition period from TO

Commission file number 0-25034

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GREATER BAY BANCORP 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GREATER BAY BANCORP

2860 WEST BAYSHORE ROAD

PALO ALTO, CALIFORNIA 94303

INTRODUCTION

Greater Bay Bancorp has established the Greater Bay Bancorp 401(k) Plan (the “Plan”). The Plan is a profit sharing plan with a cash or deferred arrangement intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. The Plan was registered on Registration Statements on Form S-8 filed with the Securities and Exchange Commission on July 8, 1997 (File No. 333-30913) and November 20, 1998 (File No. 333-67677).

REQUIRED INFORMATION

1.	Financial Statements and Supplemental Schedule.

Report of Independent Auditors

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 2002

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets (Held at End of Year) Form 5500, Line 4i, Schedule H, Part IV December 31, 2002

2.	Exhibits.

	23.1	Consent of PricewaterhouseCoopers LLP

	99.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Greater Bay Bancorp

401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2002

Greater Bay Bancorp 401(k) Plan

Index to Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

Note:	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Auditors

To the participants and Administrator of

Greater Bay Bancorp 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Greater Bay Bancorp 401(k) Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/    PRICEWATERHOUSECOOPERS LLP

San Francisco, California

June 25, 2003

Greater Bay Bancorp 401(k) Plan

Statements of Net Assets Available for Benefits

As of December 31, 2002 and 2001

	2002	2001
Assets
Investments, at fair market value	$34,151,178	$28,659,540
Receivables:
Employer contribution	283,555	136,796
Participant contribution	128,716	118,408
Accrued interest and dividends	59,669	42,517

Total receivables	471,940	297,721

Total assets	34,623,118	28,957,261

Liabilities
Total liabilities	—	—

Net assets available for benefits	$34,623,118	$28,957,261

The accompanying notes are an integral part of these financial statements.

Greater Bay Bancorp 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

Additions
Additions to net assets attributed to:
Net depreciation in fair value of investments	$(7,556,739)
Investment income:
Interest	79,381
Dividends	222,888

302,269

(7,254,470)

Contributions:
Employee	5,193,499
Employer	2,647,066
Rollover	2,153,961

9,994,526

Total additions	2,740,056

Deductions
Deduction from net assets attributed to:
Distributions to participants	4,102,903
Administrative expenses	18,791

4,121,694

Net loss	(1,381,638)
Transfer of assets from merged Plans:	7,047,495

Net increase in net assets available for benefits	5,665,857

Net assets available for benefits, beginning of year	28,957,261

Net assets available for benefits, end of year	$34,623,118

The accompanying notes are an integral part of these financial statements.

Greater Bay Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

1.	Plan Description

The following description of the Plan is provided for general information purposes only. Participants of the Plan should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General

Greater Bay Bancorp (“GBB”) sponsors a 401(k) plan called the Greater Bay Bancorp 401(k) Plan. The Plan is a defined contribution plan covering all employees of GBB and its Bank subsidiaries who are 18 years of age or older. GBB and the Bank Subsidiaries are herein collectively referred to as “the Company.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plans assets are held with Wells Fargo Bank N.A., the Plan’s Trustee since December 1, 2000.

Greater Bay Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

Plan Amendments

The Master Plan was amended to include provisions under The Economic Growth and Tax Relief Reconciliation Tax Act (EGTRRA) for years beginning in 2002. Factors affecting the GBB Plan include adding catch-up salary deferral contributions and a broader definition of acceptable rollover origination sources.

Plan Mergers

The assets of San Jose National Bank Cash or Deferred Profit Sharing Plan, $6,429,124 and the 401(k) plan of Peninsula Bank of Commerce, $618,371 were merged into the GBB Plan during the first quarter of 2002. These amounts are reflected on the 2002 Statement of Changes in Net Assets Available for Benefits.

Contributions

Each year, participants may contribute between 1% and 15% of eligible compensation, as that term is defined in the Plan, but no more than the dollar limit prescribed annually by the IRS. The Plan also accepts qualified rollover contributions from employees. The Company makes a matching contribution in an amount equal to 62.5% of participants’ salary deferral contributions that do not exceed 8% of eligible compensation. Additional employer contributions may be made at the Company’s discretion. Qualified non-elective contributions may be made to the accounts of non-highly compensated participants only.

Participant Accounts

Individual salary deferral, rollover and employer contributions accounts are maintained for each GBB Plan participant by the Plan’s recordkeeper, Wells Fargo Retirement Plan Services. The accounts of each participant are credited with his or her salary deferral contributions, roll-over contributions, employer contributions and investment earnings.

Vesting

Participants are immediately 100% vested in all salary deferral contributions. Vesting in employer matching and discretionary contributions is based on years of service as follows:

Years of Service	Percent Vested
1	25%
2	50%
3	75%
4 or more	100%

Participants who were employed by entities that merged with GBB receive credit for years of service with the merged entity for vesting purposes.

Forfeitures

Any participant who terminates employment before becoming 100% vested in his or her employer contributions accounts will forfeit the non-vested portion of his or her employer contributions account when the account is distributed. Forfeited amounts may be used currently to reduce employer contributions. However, upon reemployment, forfeited amounts may be restored to the accounts of

Greater Bay Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

participants under rules set out in the Plan’s Forfeitures Break in Service rules. The total forfeiture amount as of December 31, 2002 is $176,253.

Investment Options

Upon enrollment in the Plan, each participant must direct the Trustee to invest his or her account among a selection of mutual funds, common collective trust funds and/or an employer stock fund. The investment selections available to participants include at minimum, but are not limited to, the following types of investment funds:

•	Stable Value Funds—providing current income with liquidity, primarily through Guaranteed Investment Contracts (GIC), government and other money market fixed income

•	Bond Funds—providing income and capital appreciation through ownership of corporate and government debt instruments

•	Equity Funds—primarily providing capital appreciation through investments in common stock across broad industry, market capitalization and other investment classes to diffuse risk. Participants may make changes to investment directions for future contributions in whole percentages and re-direct the investment of current investments at any time.

Investments

Investments representing 5% or more of net assets available for Plan benefits were as follows:

Identity of Issuer	Description of Investments	Fair Value
Greater Bay Bancorp Common Stock	Common Stock of Company	$8,405,152
WF Stable Return EBT	Common Collective Trust	5,956,345
WF Asset Allocation EBT Ret	Common Collective Trust	5,654,806
WF S&P 500 Index	Common Collective Trust	4,833,264
WF Bond Index	Common Collective Trust	3,150,880

		$28,000,447

Participant Loans

Any participant may borrow a maximum of 50% of his or her vested account balance but not more than $50,000 and not less than $1,000. All loans provide for semi-monthly repayment by payroll deduction, under level amortization schedules and bear a commercially reasonable rate of interest. Loans made for any purpose must be repaid within 5 years except loans made for the purchase of the participant’s principal residence. A maximum of 2 all purpose and 1 principal residence loans may be outstanding at any time.

Payment of Benefits

Upon termination of employment, including termination at death, disability or retirement, a participant whose account balance exceeds $5,000 may elect to receive either a lump-sum distribution or installment payments over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and his or her designated beneficiary.

Greater Bay Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

2.	Summary of Significant Accounting Policies

Basis of Accounting

The records of the Plan are kept and the accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in a combination of 16 investment vehicles including various mutual funds, common collective funds, stable value funds and an employer stock fund investment. Funds may be invested in various combinations of stocks, bonds, income, and other investment securities. Such investments are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair market value. Mutual fund shares are valued at quoted market prices, common collective trusts are valued at the sum underlying quoted investment prices, and represents the net asset value of shares held by the Plan at year-end. Employer stock is held in a unitized fund. Participant loans are valued at cost.

Purchases and sales of securities are reflected on a trade date basis. Transaction gains or losses are determined on the average cost method. Interest income is recognized on the accrual basis. The net appreciation (deprecation) in the fair value of the Plan’s investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Employee salary deferral contributions and the Company’s matching contributions are recorded each pay period. Company discretionary and “true-up” matching contributions may be made no later than the due date, including extensions, of the Company’s Federal income tax return.

Provisions of The Economic Growth and Tax Relief Reconciliation Tax Act (EGTRRA) were added to the Plan, by amendment, effective for years beginning in 2002. Provisions include allowing additional “Catch-up” salary deferral contributions to be made by participants who are at least 50 years old by the end of the Plan year. Catch-up contributions are not matched by the employer.

Payment of Benefits

Benefits are recorded when paid.

Greater Bay Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated May 5, 1995, that the Plan as submitted to the IRS, satisfies the requirements to be a qualified retirement plan under the applicable sections of the Internal Revenue Code (IRC). The Company is in the process of amending the Plan to comply with recent changes to the IRC within the remedial amendment period allowed for such amendments by the IRS, and intends to timely seek a new determination letter from the IRS on the Plan’s continued qualification following such amendment. The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

3.	Administrative Expenses

Participants are responsible for loan origination fees totaling $75 per loan, investment management fees for the WF Stable Return Fund, 40 basis points, and employer stock fund administration fees, 20 basis points. GBB bears most of the administrative expenses associated with the management of the Plan and accordingly such expenses are not reflected in the financial statements of the Plan.

4.	Plan Termination

Although it has not expressed any intent to do so, GBB has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants will become 100% vested in the event of Plan termination.

5.	Request for Compliance Statement

In December of 1999, GBB issued a letter to the IRS constituting a request for a compliance statement under the Voluntary Compliance Resolution (VCR) Program, pursuant to Revenue Procedures 94-62 and 98-22.

The request addressed the over and under statement of participant salary deferral elections, the corresponding effect on employer matching contributions, and clerical errors that resulted in misstated employer matching contributions for the 1997 and 1998 Plan years. The Plan received notification from the IRS that it accepted the Company’s correction methodology. The Company completed all corrections as of December 31, 2002 including a Qualified Non-elective Employer Contribution of $301,138. This amount is included in the Employer Contribution amount on the Statement of Changes in Net Assets Available for Benefits.

6.	Concentration of Risk

A portion of the Plan’s assets is invested in the common stock of Greater Bay Bancorp, which represents 24.5% of the Plan’s total assets at December 31, 2002 and 60% of the Plan’s net investment depreciation for the year ended December 31, 2002.

Greater Bay Bancorp 401(k) Plan

Schedule of Assets (Held at End of Year)

Form 5500, Line 4i, Schedule H, Part IV

December 31, 2002

	Identity of Issuer	Description of Investments	Current value

*	Greater Bay Bancorp Common Stock	Common Stock of Company	$8,405,152
*	WF Stable Return EBT	Common Collective Trust	5,956,345
*	WF Bond Index	Common Collective Trust	3,150,880
	Dreyfus Intermediate Term Income	Registered Investment Company	798,000
*	WF Asset Allocation EBT Ret	Common Collective Trust	5,654,806
*	WF S&P 500 Index EBT Ret	Common Collective Trust	4,833,264
	MFS Capital Opportunities	Registered Investment Company	670,328
*	WF S&P Midcap Index EBT Ret	Common Collective Trust	1,612,721
	Fidelity Advisor Value Strategy	Registered Investment Company	434,716
*	WF Russell 2000 Index EBT Ret	Common Collective Trust	330,661
	Artisan International Fund	Registered Investment Company	1,046,182
	AIM Basic Value Fund	Registered Investment Company	7,662
	Fidelity Advisor Mid Cap Fund	Registered Investment Company	42,583
	Fidelity Advisor Value Strategies Fund T	Registered Investment Company	262,755
	ABN AMRO Veredus Aggressive Growth Fund	Registered Investment Company	206,162

	Total investment portfolio		33,412,217
*	Participant loans, secured by balance of vested accounts 4.75% to 11%		738,961

	Total investment portfolio and participant loans		$34,151,178

*	Indicates a party-in-interest with respect to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GREATER BAY BANCORP 401 (K) PLAN
(Name of Plan)

Date: June 30, 2003	By:	/s/ KIMBERLY S. BURGESS
Kimberly S. Burgess Senior Vice President Greater Bay Bancorp, Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of PricewaterhouseCoopers LLP

99.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002